[USAA EAGLE LOGO (R)]  9800 Fredericksburg Road
                       San Antonio, Texas 78288



May 18, 2006

VIA E-MAIL AND EDGAR

Mr. Dominic Minore
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., 0505
Washington, D.C. 20549

RE: Proxy Statement Filed for
    USAA Mutual Fund, Inc.
    USAA Tax Exempt Fund, Inc.
    USAA Investment Trust
    USAA MUTUAL FUNDS TRUST (FORMERLY KNOWN AS USAA STATE TAX-FREE TRUST)

Dear Mr. Minore:

         This letter responds to the comments which you provided to me by telephone on May 4, 2006 and May 5, 2006 regarding the above-referenced proxy statement filed with the Commission on April 21, 2006 on behalf of the above-named registrants (referred to individually as a Company, and collectively as the Companies in this response), and the follow-up comments you provided on May 15, 2006 with respect to comments 2-5, 12, 19, 24, 27, 30-32, and 36-37.

         As a preliminary matter and as requested by the Commission, in responding to your comments, each Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) each Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Listed below are your comments with the Companies' accompanying responses. For easier reading, the Companies will be referred to as "we" or "us" throughout this letter.

COMMENTS ON THE PROSPECTUSES

1.  COMMENT: Make the "Tandy" representations in your response letter.

    RESPONSE:  The requested representations are included above.

2. COMMENT: Unbundle all proposals that would require a separate shareholder vote, including the following changes:

    (i)   Fundamental investment restrictions;
    (ii)  Diversification  status;
    (iii) Lipper  index  changes;
    (iv)  Aggressive Growth fee change;
    (v) addition of the ability to implement a manager-of-managers structure to the advisory agreements for the Precious Metals and Minerals and fixed income funds; and
    (vi) addition of the preservation of the right to change Lipper indicies without shareholder approval.

    RESPONSE: We do not believe that unbundling the areas identified by you in separate proposals is required under the proxy rules, other Commission rules or interpretations. In fact, we believe that Commission interpretations and staff positions support the proposition that, in the context of a fund merger, shareholders vote on the reorganization and not every difference between an acquired and acquiring fund. In a 1995 letter to Registrants,(1) your office stated that the staff would not object to bundled proposals in the context of fund mergers. We believe that this position reflected recognition of the fact that shareholders of acquired funds do not have the legal standing to vote to change any component part of an acquiring fund until after the closing of a reorganization when they become shareholders of the acquired fund.

    In conversations with Robert Zutz of Kirkpatrick & Lockhart Nicholson Graham LLP on May 8, 2006, you and your Branch Chief, Mr. Richard Pfordte, indicated that you believed that the 1995 Letter was not applicable to shell reorganizations and applied solely to mergers of two existing funds. There is no legal support for such a distinction between shell reorganizations and mergers. In fact, shell reorganizations are considered a form of fund merger under Rule 17a-8(2) of the Investment Company Act of 1940 (the 1940 Act). The term "merger" is defined broadly to mean "the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment  company (or a series thereof) and another company . . . ."(3) In
    2002, when the Commission adopted amendments to Rule 17a-8, including imposing a federal shareholder approval requirement for certain fund mergers, commenters and the Commission assumed that shell reorganizations, particularly redomiciling transactions, would fall within the definition of "merger." The comment letters submitted in response to the shareholder approval requirement in the proposed rule make clear that commenters recognized that shell reorganizations, including redomiciling transactions (such as the USAA Funds' proposed transactions), would fall within the definition of a "merger" and argued that certain mergers and reorganizations should be excluded from the shareholder approval requirement.(4) If the Commission had viewed shell reorganizations differently from other fund "mergers," it could have refuted the commenters directly by limiting the definition of the term "merger" to exclude shell reorganizations. The Commission did not do this. Thus, we believe that the existing authority demonstrates that the Commission views shell reorganizations as a form of fund merger.

    In support of your interpretation, you cited to the 1992 amendments to Rule 14a-4 under the proxy rules and the Commission's position on bundling of separate proposals. However, those amendments did not deal specifically with funds or fund reorganizations, and the 1995 Letter clarified the bundling rules as applied to fund mergers and reorganizations. The later amendments to Rule 17a-8 of the 1940 Act in 2002 also make clear that shareholder approval is required only for a fund's "participation in the merger." Also, Rule 14a-4 specifies only that a proxy must give shareholders a choice between approval of and disapproval of "each separate matter." Neither the rule nor the proposing or adopting release specifies when a matter should be considered a "separate" matter requiring a separate vote. Traditionally, matters requiring separate shareholder approval are determined by reference to specific statutes or rules, state law or an entity's governing documents. Prior to the adoption of amended Rule 17a-8 in 2002, there was no


----------------------------
(1) SEE Letter to Registrant (dated February 3, 1995) (1995 Letter).
(2) Rule 17a-8(a) of the 1940 Act exempts affiliated mergers from the prohibitions of Section 17(a), provided that certain conditions are met. Rule 17a-8(a)(3) generally requires shareholder approval of "participation in the merger" if: (1) a fundamental policy of an acquiring fund would differ materially from the fundamental policies of a merging fund; (2) the investment advisory agreement of the acquiring fund and the investment adviser differs materially from the agreement between an adviser and a merging fund; (3) a majority of the independent directors of the acquiring fund differs from the elected independent directors of the merging fund; or (4) distribution fees to be charged by an acquiring fund are higher than the distribution fees charged by a merging fund.
(3) SEE Rule 17a-8(b)(1) of the 1940 Act.
(4) SEE SUMMARY OF COMMENTS ON PROPOSED AMENDMENTS TO RULE 17A-8 UNDER THE INVESTMENT COMPANY ACT OF 1940 REGARDING MERGERS OF INVESTMENT COMPANIES, n.10 (staff noted the ABA Subcommittee "cited fund conversions to or from master-feeder structure, and mergers that solely change a fund's domicile, as examples of mergers that would not materially affect shareholders [and thus should not require shareholder approval]."; see also Letter from Fidelity Management & Research Company (dated January 18, 2002 ) ("In FMR's experience there are many mergers that do not have a significant impact on shareholders of an acquired fund. For example, mergers may be undertaken purely for legal or accounting reasons that have little or no impact on shareholders - such as when an existing fund is merged into a shell fund for purposes of changing the fund's domicile or fiscal year.").

    federal statutory or regulatory rule mandating that shareholders had a right to vote on fund reorganizations or mergers. However, historically, state law required shareholder approval of most reorganizations. Relatively recently, however, changes to some state laws have eliminated a shareholder's right to vote for all fund reorganizations or mergers.

    Under state law and each Existing Fund's governing documents, shareholders of the Existing USAA Funds have the right to vote for their respective reorganization. Neither state law nor the governing documents require a separate vote on each component difference nor do they give shareholders of one fund the right to vote on matters affecting another fund of which they are not a shareholder. Also, amended Rule 17a-8 would require shareholders of the Existing Funds to approve each Existing Funds' "participation in the merger" and not every difference between the New and Existing Fund. If the Commission wished to confer on shareholders the right to vote on each separate material difference under federal law, it could and would have phrased Rule 17a-8 differently to require a separate vote on each material difference. Thus, we disagree that Rule 14a-4 under the proxy rules or any other federal rule mandates that the matters identified above be presented in separate proposals.

    Finally, we are aware of numerous registrants that have done similar reorganization proposals without unbundling the various matters you have identified above.(5) We have included disclosure about all the material differences in each New Fund's fundamental policies, investment policies and investment advisory agreements to enable shareholders of the Existing Funds to make an informed decision about the Reorganization. If shareholders of any Existing Fund object to any aspect of the corresponding New Fund, they can vote against the Reorganization. For all of these reasons, we do not agree with the Staff's position that Proposal 2 needs to be unbundled.

    SUPPLEMENTAL RESPONSE: As discussed in phone conversations with various members of the Staff over the last several days, including, among others, Mr. Barry Miller, Mr. Pfordte, and you, for all the reasons set forth above, we continue to disagree with the Staff's position that Proposal 2 needs to be unbundled, and accordingly will not be changing the overall structure of the proxy statement as initially filed.

3. COMMENT: Include a copy of each Reorganization Agreement with the Proxy Statement.

    RESPONSE: Item 14 of Schedule 14A does not require that a copy of a reorganization agreement be included in the proxy statement mailed to shareholders. In our proxy statement, we have included, as required, a statement of the material terms of the Reorganization Agreements. Thus, we do not believe that inclusion of the Agreements is necessary for shareholders, or particularly helpful to non-lawyer shareholders. Also, because the proxy statement will be mailed to approximately 800,000 shareholders and each Agreement is approximately 18 pages, to include a copy of each reorganization agreement would result in an additional 43,200,000 pages being printed and mailed to shareholders, which will result in significant unnecessary printing and postage costs to each Fund. Because a small number of shareholders might want to review the Reorganization Agreements, shareholders, as stated in the proxy statement, may request a copy of the Reorganization Agreements by calling a toll-free number. Accordingly, because they are not required to be included, a description of the material terms are included in the proxy statement and including the Agreements would add substantial unnecessary costs, we do not believe including the Reorganization Agreements in the proxy statement is either necessary or appropriate.

    SUPPLEMENTAL RESPONSE: As we discussed during our phone conversation on May 15, 2006, while we will not include a copy of each Reorganization Agreement with the proxy statement, we will file each

---------------------
(5) We are aware of unbundled shell reorganizations done relatively recently and in the distant past. SEE, E.G., Definitive Proxy Statement filed by the The Galaxy Fund (Oct. 11, 2005) (reorganization of funds into new shell funds with changes to fundamental investment policies, change in investment adviser, and change in contractual fee levels presented in single reorganization proposal); Definitive Schedule 14A filed by The CRM Funds (October 22, 1999) (reorganization into new shell fund with changes to fundamental investment policies, conversion to a master-feeder fund and corresponding changes to fees and agreements presented in single reorganization proposal).

    Reorganization Agreement on EDGAR and disclose in the proxy statement that the Reorganization Agreements also are available on the SEC website.

4. COMMENT: Include copies of the new Advisory Agreements with the Proxy Statement.

    RESPONSE: Because shareholders are voting on a reorganization and not specifically the Investment Advisory Agreements for the New Funds, we do not believe that inclusion of the four New Funds' Investment Advisory Agreements is required. We have included a detailed discussion of the material differences between the existing agreements and the new agreements. We also do not believe that including these legal agreements would materially assist shareholders in voting on the proposed Reorganizations of their Funds. Also, because the New Funds' Investment Advisory Agreements in the aggregate comprise 30 pages, including each agreement would result in an additional 24,000,000 pages being printed and mailed to shareholders, which will result in significant unnecessary cost for each Fund. As with the Reorganization Agreements, the proxy statement clearly states that shareholders may request a copy of their respective New Fund's Investment Advisory Agreement by calling a toll-free number. Accordingly, because they are not required to be included, a description of the material terms are included in the proxy statement and including the Agreements would add substantial unnecessary costs, we do not believe including the Advisory Agreements in the proxy statement is either necessary or appropriate.

    SUPPLEMENTAL RESPONSE: As we discussed during our phone conversation on May 15, 2006, while we will not include a copy of each Advisory Agreement with the proxy statement, we will file each Advisory Agreement on EDGAR and disclose in the proxy statement that the Advisory Agreements also are available on the SEC website.

5. COMMENT: Highlight what the manager-of-managers order will allow the Precious Metals and Minerals and fixed income funds to do (I.E., mention that it applies to the hiring of unaffiliated subadvisers and requires an information statement to be sent within 90 days).

    RESPONSE: On page 19 of the proxy statement in the third full paragraph of the section entitled "What are the Material Terms of the Investment Advisory Agreement with IMCO," we have amended the discussion as detailed below with bolded words showing additions to the text:

    "Under the Current Advisory Agreements, IMCO has the power, WITHOUT THE APPROVAL OF SHAREHOLDERS, to implement a manager-of-managers structure for each equity fund whereby IMCO is authorized, with the approval of the Board, to hire, terminate, or replace UNAFFILIATED subadvisers to manage the day-to-day activities of those equity funds. The Current Advisory Agreements for the Precious Metals and Minerals Funds and the fixed income and money market funds do not authorize IMCO to implement such a structure. Under the New Advisory Agreement, IMCO will have the power, WITHOUT THE APPROVAL OF SHAREHOLDERS, for all funds in the USAA family of funds to implement a manager-of-managers structure and hire, terminate, or replace UNAFFILIATED subadvisers with only Board approval, SUBJECT TO SATISFYING CERTAIN
    CONDITIONS INCLUDING SENDING AN INFORMATIONAL STATEMENT TO AFFECTED SHAREHOLDERS WITHIN 90 DAYS OF ANY CHANGE IN A SUBADVISER."

    SUPPLEMENTAL RESPONSE: In response to your supplemental request that we make it clear in the above paragraph that subadvisers can be hired without the approval of shareholders, we have amended the discussion above by adding the words that are both bolded and underlined.

6. COMMENT: Confirm in your response letter that the accounting of the Existing Funds will survive in the New Funds (I.E., that the performance history will continue, etc.).

    RESPONSE: The accounting of each Existing Fund will survive, including the performance history for each Existing Fund.

7. COMMENT: Add disclosure letting shareholders know that they will be able to tack holding periods of shares of the New Funds back to the Existing Funds for tax purposes.

    RESPONSE: On page 14 of the proxy statement in subparagraph 4 of the section entitled "What are the Federal Income Tax Consequences of the Reorganizations," we currently include a statement that "the holding period for, and the aggregate tax basis in, the shares of a New Fund a shareholder receives pursuant to the Reorganization will include the holding period for, and will be the same as the aggregate tax basis in, the shares of an Existing Fund the shareholder holds immediately prior to the Reorganization (provided the shareholder holds the shares as capital assets on the Closing
    Date)." Accordingly, we do not believe that any additional disclosure is warranted.

8. COMMENT: Add the "standard discussion" about what will happen if a reorganization is not approved.

    RESPONSE: On page 14 of the proxy statement in the section entitled "What are the Material Terms and Conditions of the Reorganization Agreements," we currently disclose what will happen if a reorganization is not approved:

    "The Reorganization Agreement for each Existing Fund must be approved by shareholders of that Existing Fund. The closing of one Reorganization is not contingent on the closing of any other Reorganization. In the event that the shareholders of particular Existing Fund do not approve the Reorganization Agreement of that Existing Fund or the Reorganization is not consummated with respect to that Existing Fund for any other reasons, the Board will consider other courses of action."

    Accordingly, we do not believe that any additional disclosure is warranted.

9. COMMENT: Add disclosure about the Board's Rule 17a-8 findings (I.E., that there will be no dilution and that the merger is in the best interest of shareholders).

    RESPONSE: On page 11 of the proxy statement in the section entitled "Why is the Board recommending approval of the Reorganization Agreements," we already included disclosure about the Board's Rule 17a-8 findings:

    "In unanimously approving the Reorganization Agreements and recommending that shareholders of the Existing Funds also approve the Reorganization Agreements, the Board of the Existing Funds was provided and evaluated information it reasonably believed necessary to consider the proposed Reorganizations. The Board of the Existing Funds determined that the Reorganizations would not dilute the interests of each Existing Fund's shareholders and would be in the best interests of each Existing Fund and its shareholders."

    The section then includes a description of the key factors considered by the Board in reaching those conclusions, including the proposed fee changes, changes to the investment policies of the Funds, who was bearing the cost of the proxy solicitation, and the anticipated tax consequences of the
    Reorganizations. Accordingly, we do not believe that any additional disclosure is warranted.

10. COMMENT: In the discussion of the Board's compensation, clarify that the $29,000 retainer is not per fund, but rather for the entire fund family.

    RESPONSE: While we already specify on page 6 of the proxy statement that "[a]ll compensation is allocated evenly among the Funds," we have added the disclosure set forth below in bold for even further clarity:

    "The Funds may pay each Independent Trustee a fee for his or her services. Independent Trustees are compensated on the basis of an AGGREGATE annual retainer of $29,000 from the Funds plus reimbursement for reasonable expenses incurred in attending any meeting of the Board of Trustees or a Committee."

11. COMMENT: Explain why the amounts in the Board compensation table do not add up to the total in the last column.

    RESPONSE: The amounts in the table have been revised and clarification about the amounts have been added to the table's footnotes. With respect to the total amounts presented in the last column of the table, a footnote has been added stating that these total amounts represent compensation as of March 31, 2006 and, as a result, "may not equal the sum of the amounts in the table, which represents compensation for each Fund's recently completed fiscal year."

12. COMMENT: For the three Funds that are seeking to change Lipper indicies, provide pro forma information showing the effect of the new benchmarks going back two years to compare them to the old benchmarks.

    RESPONSE: We do not believe that pro forma information is required for each of these Funds because the base fees are not changing. Only the Lipper index for purposes of measuring the performance adjustment for each of these Funds is changing. Also, we are unaware of any requirement in Reg S-X or elsewhere that would require the inclusion of pro forma information going back two years. Moreover, we believe that including pro forma information detailing a performance adjustment based on a Lipper index that would not have been appropriate for a Fund under its previous investment style would be misleading.

    For example, in December 2005, the Board of the Capital Growth Fund approved changes to the Fund's non-fundamental investment policies permitting the Fund to invest up to 100% of its assets in international stocks. Over the past couple of years, returns in the international sector have outperformed U.S. securities. The Fund's performance compared to an international Lipper index for periods prior to December 2005 would lag because the Fund did not invest primarily in foreign securities. We believe including pro forma information that would show a lower or negative performance adjustment for this Fund based solely on the fact that it did not invest primarily in international securities would be misleading and could give shareholders a mistaken impression about future performance adjustments when the Fund will be able to invest in foreign securities.

    For all these reasons, we are not including pro forma information for these Funds.

    SUPPLEMENTAL RESPONSE: In response to your supplemental request that we include pro forma information going back one year in accordance with Item 21(c)(9), we believe that this rule does not apply to this proxy statement. Moreover, as stated above, we continue to believe that including this pro forma information comparing the Funds' performance to an inappropriate index based on the Funds' previous investment styles would be misleading and, as a result, are not including pro forma information for these Funds.

13. COMMENT: Add a complete pro forma fee table for the three funds that are seeking to change Lipper indices.

    RESPONSE: SEE Response to Comment 12.

14. COMMENT: Confirm that the fees for all Funds other than Aggressive Growth and the three Funds with the proposed Lipper index changes will remain the same. Otherwise, add a pro forma fee table.

    RESPONSE: As disclosed in various places in the proxy statement, other than the fee changes for the Aggressive Growth Fund and the three Funds with the proposed Lipper changes, the fees for all other Funds will remain the same.

15. COMMENT: In the paragraph under the first table in the summary, make it clear that the investment objectives can be changed without shareholder approval.

    RESPONSE: SEE Response to Comment 16 below.

16. COMMENT: In the summary, disclose that the changes to the investment policies will not have a material effect on the operations of each Fund (I.E., we are just trying to create consistency and do a clean-up).

    RESPONSE: In response to Comments 15 and 16, we have amended the current disclosure included in the summary as indicated below in bold:

    "All of the Funds would have fewer FUNDAMENTAL investment policies after the reorganization that could be changed only with shareholder approval. THE REDUCTION IN THE NUMBER OF FUNDAMENTAL INVESTMENT POLICIES WILL NOT HAVE A MATERIAL EFFECT ON FUND OPERATIONS. After the reorganization, the Board also could change, WITHOUT SHAREHOLDER APPROVAL, the investment objective(s) of any Fund in light of market conditions or other events."

17. COMMENT: In the summary under the question about fee changes, reference the three proposed Lipper Index changes.

    RESPONSE: The requested change has been made by adding the following language as a third paragraph under the question about fee changes:

    "In addition, as described more fully below, with respect to the Capital Growth, First Start Growth, and Growth and Tax Strategy Funds, the Lipper Index used to compare each Fund's performance for purposes of calculating the performance adjustment to the Fund's base advisory fee will be changed to reflect changes in each Fund's investment style."

    We have also added this language to page 11 of the proxy statement as a third paragraph in the section entitled "Will fees for the New Funds change if shareholders approve the Reorganization."

18. COMMENT: In the table about the Lipper Index changes, identify the old Lipper Index for the Growth & Tax Strategy Fund and briefly identify the reason for the change (similar to what was done for the other two Funds in the table).

    RESPONSE: We have revised the disclosure in the table to read:

    "A New Composite Index would replace the Lipper Balanced Funds Index. The New Composite Index would be comprised of 51% Lipper General Municipal Debt Funds Index and 49% Lipper Large Cap Core Funds Index to reflect the Fund's unique style of investing in securities so that more than 50% of income is tax-exempt, and the recent change in the Fund's stock selection criteria from a solely large cap growth emphasis to a large cap core focus."

19. COMMENT: In the summary under the question about who will bear the costs of the proxy, indicate the estimated cost to each Fund.

    RESPONSE: We are aware of no requirement that registrants include the estimated cost per fund of costs of the proxy. In the proxy statement, we have included a total estimated cost of the solicitation, which is required by Item 4(b)(4) of Schedule A, and disclose the allocation methodology that is subject to any expense caps currently in place for any Fund. Accordingly, we do not believe that any additional disclosure is warranted.

    SUPPLEMENTAL RESPONSE: In response to your re-issuance of this comment, we continue to be unaware of any rule that would require us to present the estimated costs of the proxy on a fund-by-fund basis. Accordingly, we continue to believe that no additional disclosure is warranted.

20. COMMENT: Confirm in your response letter that no assets of any Fund will need to be sold to effect each Reorganization.

    RESPONSE: No assets of any Fund will need to be sold to effect any Reorganization.

21. COMMENT: In item (7) on page 10, clarify what is meant by "modernized and streamlined." Perhaps say something like "fewer and more streamlined."

    RESPONSE: We have made the requested changes as indicated below in bold:

    "The New Funds will adopt FEWER and MORE streamlined fundamental investment restrictions than those currently in effect for the Existing Funds."

22. COMMENT: In the tax discussion on page 14, please clarify what exactly the first paragraph after the six enumerated items means. If it means that there could be a tax consequence to shareholders, estimate this per share.

    RESPONSE: This paragraph has been removed from the proxy statement. After consultations with counsel, it was determined that, because it is extremely remote that the Internal Revenue Service would seek to impose any liability in connection with the matters described in this paragraph in the context of a fund reorganization similar to this one, it is not necessary to include this disclosure in the proxy statement.

23. COMMENT: In the last paragraph on page 15 under the question about how the Funds will be organized, delete the sentence that asks shareholders to refer to provisions of the governing documents and relevant state law. The proxy statement should be self-contained and not require shareholders to look outside the document. Disclose that all material differences are summarized in the proxy.

    RESPONSE: We have made the requested changes, so that this paragraph now reads as follows:

    "Certain other similarities and differences among these types of entities are summarized at Exhibit C. Although Exhibit C does not provide a complete comparison, all material differences, to the best of our knowledge, are summarized. Copies of the governing documents of the Existing Funds and the New Funds are available to shareholders without charge upon written request to the Legal Department, USAA Investment Management Company, 9800 Fredericksburg Road, San Antonio, Texas 78288 or by calling (800) 531-8448."

24. COMMENT: In the first paragraph on page 17 under the Lipper question, describe what Lipper is and mention that Lipper indices include fees and, therefore, are easier to beat than unmanaged indices.

    RESPONSE: We have added disclosure identifying what Lipper is. However, the proxy rules do not require disclosure that Lipper indices are easier to beat than unmanaged indices because they include fees, and we have not added such disclosure. Shareholders voted on adding performance adjustments to each fund in 2001, and other than changing the Lipper indices to three of the New Funds, no other changes are proposed to those performance adjustments.

    SUPPLEMENTAL RESPONSE: In response to your re-issuance of this comment and in addition to identifying what Lipper is, we will add the following disclosure to the first paragraph on page 17 under the Lipper question:

    "Lipper Inc. is an independent organization that monitors the performance of mutual funds. Because each Lipper Index tracks the total return performance of a group of mutual funds, the fees and expenses of these mutual funds are included in calculating the performance of the Lipper Index, just as the fees and expenses of each Fund are included in calculating the performance of the Fund."

25. COMMENT: In the first paragraph on page 17 under the Lipper question, describe how the transition from one Lipper Index to the other will be handled in computing the performance adjustment.

    RESPONSE: The requested change has been made by adding the following language after the first paragraph on page 17 under the Lipper question:

    "The performance adjustment is calculated monthly by comparing a Fund's performance to that of the applicable Lipper Index over the performance period. The performance period for a Fund consists of the current month plus the previous 35 months. When a Fund transitions to a new Lipper Index, the performance adjustment is calculated by prorating comparisons of the performance of the Fund to (i) the new Lipper Index for the portion of the performance period after the transition date and (ii) the old Lipper Index for the portion of the performance period prior to the transition date."

26. COMMENT: With respect to the new Lipper Index for the First Start Growth Fund, confirm that this is an appropriate index since the Fund may invest only up to 20% of its assets in foreign securities while this Lipper Index is composed of Funds that invest at least 25% of their assets in foreign securities.

    RESPONSE: In the proxy statement, we inadvertently included the definition of the Lipper Global Flexible Funds Index and not the Lipper Flexible Funds Index. The Fund's new index is the Lipper Flexible Funds Index which measures the performance of the 30 largest funds within the Lipper Flexible Funds Index category. This category includes funds that allocate their investments across various asset classes, including U.S. securities, bonds, and money market instruments. Funds in this category do not invest at least 25% of their assets in foreign securities. The correct Lipper definition will be added to the proxy statement.

27. COMMENT: With respect to the new Lipper Index for the Growth & Tax Strategy Fund, confirm that an investor would be able to compute the results of the composite index on his or her own.

    RESPONSE: We cannot confirm whether investors would be able to compute the results of the composite index on their own. The results of both component indicies are publicly available and the percentage of the allocation will remain the same, which means that the returns of the composite index would be auditable by the Fund's accounting personnel, independent auditors, and others.

    SUPPLEMENTAL RESPONSE: In response to your supplemental request to add language similar to the second sentence of our above response to the proxy statement, the requested change has been made by adding the following sentence to the end of the first paragraph at the top of page 19 of the proxy statement:

    "The returns of the two component indices of the New Composite Index are publicly available and the calculation of the New Composite Index would be auditable."

28. COMMENT: In the second paragraph on page 20, add disclosure indicating that a performance fee could be paid even when a Fund's absolute performance is negative.

    RESPONSE: We have added the following language after the second sentence of the second paragraph on page 20 of the proxy statement:

    "Under the performance fee arrangement, a Fund will pay a positive performance fee adjustment for a performance period whenever the Fund outperforms its benchmark over that period, even if the Fund had overall negative returns during the performance period."

29. COMMENT: Add a table of contents to the document, including references to the full names of each Exhibit.

    RESPONSE: We have added a table of contents.

30. COMMENT: In the discussion of the Liability of Trustees and Indemnification in Exhibit C, disclose when indemnification is prohibited under the 1940 Act (E.G., for willful misfeasance).

    RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our proxy statement in a manner not required by the proxy rules. Moreover, we already disclose that "indemnification is not permissible for all entities in the event of certain defined `bad acts'" and that "there will be no material change in these provisions under the New Trust." Accordingly, we do not believe that any additional disclosure is warranted.

    SUPPLEMENTAL RESPONSE: In response to your re-issuance of this comment and your specific request that we define "bad acts" by, at a minimum, referencing the standards set forth in the 1940 Act, we have amended the first sentence of this discussion by adding the bolded words set forth below:

    "The Trustees or the Directors, as applicable, of the New Trust, Maryland Funds, and Massachusetts Funds are generally not personally liable to the respective entity or for any obligation of the entity unless there are certain "bad acts" (E.G., WILLFUL MISFEASANCE, BAD FAITH, GROSS NEGLIGENCE OR RECKLESS DISREGARD OF THEIR DUTIES) involved in their conduct."

31. COMMENT: In the discussion of Borrowing in Exhibit D, list what the 1940 Act permits since the new policy is tied to the 1940 Act.

    RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our proxy statement in a manner not required by the proxy rules. Moreover, we already disclose that "the specified percentage (33 1/3%) in the Existing Funds' policy was derived from SEC staff interpretations." Accordingly, we do not believe that any additional disclosure is warranted.

    SUPPLEMENTAL RESPONSE: As requested, we have added, in the paragraph describing the borrowing policy, the words "and represents current" before "SEC staff interpretations."

32. COMMENT: In the discussion of Loans in Exhibit D, list what the 1940 Act permits since the new policy is tied to the 1940 Act.

    RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our proxy statement in a manner not required by the proxy rules. Moreover, we already disclose that "the 33 1/3% percentage limit in the Existing Funds' policy was derived from SEC staff interpretations of the 1940 Act provisions governing a fund's ability to leverage its assets." Accordingly, we do not believe that any additional disclosure is warranted.

    SUPPLEMENTAL RESPONSE: As requested, we have added, in the paragraph describing the lending policy, the words "and represents the current" before "SEC staff interpretations of the 1940 Act provisions."

33. COMMENT: In the discussion of Concentration in Exhibit D, it's not clear which Funds will be concentrating, nor are their concentration policies clear.

    RESPONSE: While we already include disclosure at the top of page 37 of the proxy statement about the Precious Metals and Minerals Fund's policy allowing the Fund to concentrate in the precious metals industry and the policies of the Nasdaq-100 Index and Extended Market Index Funds allowing these Funds to concentrate in industries to the extent their respective underlying indices are concentrated, we nevertheless have added the language set forth below in bold to the presentation of the Suggested Revised Fundamental Investment Restriction on page 28 of the proxy statement:

    "Except for any Fund that is concentrated within the meaning of the 1940 Act [I.E., THE PRECIOUS METALS AND MINERALS FUND, THE NASDAQ-100 INDEX FUND, AND THE EXTENDED MARKET INDEX FUND], the Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

34. COMMENT: With respect to the discussion of Commodities in Exhibit D, confirm that each Fund intends to segregate assets when engaging in derivatives transactions.

    RESPONSE: We confirm that each USAA Fund will operate in compliance with the 1940 Act, and the SEC's rules, regulations and interpretations, and if segregation of assets is necessary under SEC rules or interpretations, we will segregate assets.

35. COMMENT: In the discussion of Affiliated Transactions in Exhibit D, disclose whether transactions previously prohibited would be permitted. Be specific.

    RESPONSE: In the discussion on Affiliated Transactions in Exhibit D, we have added the following language:

    "As a result of the elimination of these fundamental investment restrictions, certain transactions currently prohibited would now be permitted, to the extent the transactions comply with applicable laws, rules, and regulations. More specifically, an officer or director of a Fund or IMCO may now individually own more than one-half of one percent (1/2%) of the securities of an issuer that the Fund owns, and collectively the officers and directors of the Fund and IMCO may together own more than 5% of the securities of an issuer that the Fund owns, so long as these transactions comply with applicable laws, rules, and regulations."

36. COMMENT: With respect to Control and Pledging, the staff wants us to disclose non-fundamental policies on control and to not allow a Fund to mortgage, pledge, or hypothecate more than 1/3 of its assets.

    RESPONSE: The 1940 Act does not require funds to adopt a non-fundamental policy on control or to limit a fund's ability to mortgage, pledge, or hypothecate more than 1/3 of its assets and accordingly we do not intend to adopt non-required investment policies. As a practical matter, the 1940 Act establishes substantive limits on a fund's ability to purchase for control purposes and to engage in borrowing transactions. The USAA Funds will comply with the 1940 Act, and the SEC's rules, regulations and interpretations in these areas.

    SUPPLEMENTAL RESPONSE: You mentioned that you will re-issue this comment as a comment on the New Funds' 485(a) filing. We will respond to this comment at that time.

37. COMMENT: With respect to Margin Purchases, the staff wants us to disclose a non-fundamental policy not allowing purchases on margin.

    RESPONSE: The 1940 Act does not require funds to adopt a non-fundamental policy regarding margin purchases, and accordingly we do not intend to adopt a non-required investment policy. As a practical matter, the 1940 Act establishes substantive limits on a fund's ability to engage in borrowing transactions. The USAA Funds will comply with the 1940 Act, and the SEC's rules, regulations and interpretations in this area.

    SUPPLEMENTAL RESPONSE: You mentioned that you will re-issue this comment as a comment on the New Funds' 485(a) filing. We will respond to this comment at that time.

38. COMMENT: In the discussion of Operation as a RIC in Exhibit D, disclose that the 1940 Act requires a shareholder vote to cease operating as a RIC.

    RESPONSE: We have added the language set forth below in bold to the end of the sentence at the top of page 43 of the proxy statement:

    "The New Funds have not adopted a fundamental restriction to operate as an investment company because it duplicates current requirements under the 1940 Act WHICH PERMIT A FUND TO CEASE OPERATING AS A REGISTERED INVESTMENT COMPANY ONLY IF APPROVED BY SHAREHOLDERS."

39. COMMENT: In the discussion of Investment Companies in Exhibit D, disclose what the 1940 Act currently permits with respect to investing in other investment companies.

    RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our proxy statement in a manner not required by the proxy rules. Accordingly, we do not believe that any additional disclosure is warranted.


                                     * * * *

         I trust that the foregoing is responsive to your comments. Please call me at (210) 498-4628 or Eileen Smiley at (210) 498-4103 if you have any questions.

                                    Best regards,


                                    /s/ James L. Love

                                    James L. Love
                                    Executive Director Counsel
                                    Securities Counsel


cc:   Kirkpatrick & Lockhart Nicholson Graham LLP

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